COASTAL PACIFIC MINING HAS BEEN ADDED TO NAKED SHORT LIST TODAY

CALGARY, Alberta, November 3, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), announced today that BUYINS.NET, www.buyins.net, reported that Coastal Pacific Mining has been added to the Threshold Security Lists (aka “Naked Short List”).  There is a failure to deliver in shares of CPMCF.

Regulation SHO took effect January 3, 2005, and provides a regulatory framework governing short selling of securities. It was designed with the objective of simplifying and modernizing short sale regulation and providing controls where they are most needed. At the conclusion of each settlement day, data is provided on securities in which: 1) there are at least 10,000 shares in aggregate failed deliveries for the security for five consecutive settlement days, and 2) these failures constitute at least 0.5% of the issuer's total shares outstanding. Regulation SHO mandates that, if a clearing agent has had a fail-to-deliver position, that clearing agent, and the broker/dealer it clears for, must purchase securities to close out its fail to deliver position.  Amended Regulation SHO states that any failure to deliver without an exemption must cover by the morning of T+4, which is one day after the short sale transaction has settled.  If these conditions are not met, then the short seller and the firm the transaction was cleared through are not in compliance with Regulation SHO.

Regulation SHO also requires bona-fide market-making activities to include making purchases and sales in roughly comparable amounts. The Commission has stated that bona-fide market-making DOES NOT include activity that is related to speculative selling strategies or investment purposes of the broker-dealer and is disproportionate to the usual market making patterns or practices of the broker-dealer in that security. Likewise, where a market-maker posts continually at or near the best offer, but does not also post at or near the best bid, the market-maker's activities would not generally qualify as bona-fide market-making. Moreover, a market-maker that continually executes short sales away from its posted quotes would generally not be considered to be engaging in bona-fide market-making.

BUYINS.NET, www.buyins.net, monitors trading in all US stocks in real time and maintains massive databases of short sale and naked short sale time and sales data, short squeeze SqueezeTrigger prices, market maker price movements, shareholder data, statistical data on earnings, sector correlation, seasonality, hedge fund trading strategies, and comparable valuations.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
403.612.3001
joebucci@coastalpacificminingcorp.com

www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

www.coastalpacificminingcorp.com	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 Toll Free: (877) 931-0110 - Tel: (403) 612-3001 - Fax: (403) 313-5449